TROIKA MEDIA GROUP, INC.

1715 N. Gower Street
Los Angeles, CA  90028

April 19, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention: Jeffrey Kauten, Esq.

Re:	Troika Media Group, Inc.
Form S-1 Registration Statement
File No. 333- 255328

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Troika Media Group, Inc. (the “Company”) joins in the acceleration request of Kingswood Capital Markets and hereby requests that the effective date of the Company’s above-captioned  Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. EST on April 19, 2021, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROIKA MEDIA GROUP, INC.

By:	/s/ Robert Machinist
Robert Machinist, Chief Executive Officer